2 August 2006


                                                               [GRAPHIC OMITTED]


Completion of (euro)826m ((pound)570m) sale of Corus' aluminium rolled products and extrusions businesses to Aleris International Inc.

On 24 May 2006, Corus Group plc (Corus) and Aleris International Inc. (Aleris) announced that they had signed a definitive Share Purchase agreement for the sale of Corus' downstream aluminium rolled products and extrusions businesses for a gross consideration of (euro)826m ((pound)570m).


Following the completion of external regulatory clearances, Corus can today announce the completion of this transaction, effective from 1 August 2006, and the receipt of net cash proceeds of (euro)696m ((pound)480m), after deducting pension liabilities, net debt and minority interests. The sale proceeds will be used to strengthen further the Group's balance sheet and develop the carbon steel business.


For further information, please call:


Corus Group plc

Emma Tovey, Investor Relations: Tel: +44(0) 20 7717 4514

Annanya Sarin, Corporate Relations: Tel: +44(0) 20 7717 4532


Notes

1. An exchange rate of (euro)1.45 has been used in this announcement for illustrative purposes.



Corus Group Plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with annual turnover of over (pound)9 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, rail, general engineering and packaging markets worldwide. Corus has 42,600 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.

Aleris International Inc. is a major North American manufacturer of rolled aluminium products and is a global leader in aluminium recycling and the production of specification alloys. Aleris is also a leading manufacturer of value-added zinc products that include zinc oxide, zinc dust and zinc metal. Headquartered in Beachwood Ohio, a suburb of Cleveland, the Company operates 41 production facilities in the United States, Brazil, Germany, Mexico and Wales, and employs approximately 4,000 employees. For more information about Aleris please visit the website at www.aleris.com.